Lightstone Value Plus Real Estate Investment Trust, Inc.

1985 Cedar Bridge Ave., Suite 1
Lakewood, New Jersey 08701

April 29, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Michael McTiernan

Re:	Lightstone Value Plus Real Estate Investment Trust, Inc.
Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 1 to Form S-11
Filed April 22, 2011
File No. 333-166930

Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 000-52610

Dear Mr. McTiernan:

On behalf of Lightstone Value Plus Real Estate Investment Trust, Inc. (the “Company”), I am submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 27, 2011 (the “Comment Letter”) with respect to Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 filed by the Company with the Commission on April 22, 2011 (No. 333-166930) (the “Registration Statement”) and the Form 10-K for Fiscal Year Ended December 31, 2010 filed March 31, 2011.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments are set forth in this letter or in Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 1 to the Registration Statement.  Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 1 to the Registration Statement was filed by the Company today.

The responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the response.

General

1.
Please provide disclosure about the relationship between the offering price and your net tangible book value per share as of December 31, 2010.  Refer to Item 506 of Regulation S-K.  Please provide similar disclosure in your future Exchange Act periodic reports.

Please note that the prospectus has been revised on pages 15 and 108 to disclose the relationship between the offering price and our net tangible book value per share as of December 31, 2010.  The Company undertakes to provide similar disclosure in its future Exchange Act periodic reports.

Real Property Investments, page 116

2.
Please provide an aggregate schedule of the lease expirations for the next ten years for all of your retail properties, stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases.  Please provide similar disclosure in your future Exchange Act periodic reports.

Please note that the prospectus has been revised on page 119 to provide the schedule of lease expirations for the next ten years for all of the Company’s retail properties as requested in this comment.  The Company undertakes to provide similar disclosure in its future Exchange Act periodic reports.

3.
Please disclose the weighted average capitalization rates for acquisitions and dispositions made since your last Guide 5 20D updating post-effective amendment.  Please also disclose how you calculate capitalization rates and describe any assumptions used.  Please provide similar disclosure in your future Exchange Act periodic reports for the applicable reporting period.

Please note that the prospectus has been revised on pages 118, 133 and 136 to disclose the weighted average capitalization rates for acquisitions and dispositions made since the Company’s last Guide 5 20D updating post-effective amendment and with respect to how capitalization rates are calculated, including a description of any assumptions used.  The Company undertakes to provide similar disclosure in its future Exchange Act periodic reports.

Funds from Operations and Modified Funds from Operations, page 159

4.
Please revise this section to more clearly explain how MFFO is useful to an investor.  To the extent you believe that MFFO is a useful measure for investors to evaluate historical performance, please provide more detailed disclosure on why, particularly given that the measure may exclude significant acquisition costs and impairments, both of which may have reduced the value of the shares offered, and both of which relate to key aspects of your buy and hold strategy.  Please also specify in detail the limitations for an investor of using MFFO as a historical performance measure.  Alternatively, if you believe that MFFO may be a useful for an investor assessing the sustainability of current performance in the future, after the acquisition stage, please provide more detailed disclosure on the limits of this usefulness.  To the extent you include disclosure on the usefulness of the measure to management, please clearly separate this discussion from the discussion of the usefulness to investors.

Please note that the prospectus has been revised on pages 162 and 163 to (1) more clearly explain how MFFO is useful to an investor, (2) explain that MFFO is not a historical performance measure, (3) disclose in detail the limits of MFFO’s usefulness and (4) clearly separate the usefulness to investors discussion from the discussion of the usefulness to management.

5.
Refer to your reconciliation tables on page 160 and 161.  Please reconcile MFFO from GAAP net loss through NAREIT FFO in one table.  In addition, please accompany the FFO per share disclosure with net income/(loss) per share disclosure.

Please note that the prospectus has been revised on page 164 to reconcile MFFO from GAAP net loss through NAREIT FFO in one table and to include the FFO per share disclosure with net income/(loss) per share disclosure.

6.
We note you provide a table on page 161 showing cumulative distributions paid of $63 and cumulative FFO of $(2.0) from inception through December 31, 2010.  Please revise to present the complete numbers in the same manner you use for the other tables.

Please note that the prospectus has been revised on page 165 to present complete numbers with respect to presenting cumulative distributions and cumulative FFO.

Thank you for your prompt attention to this matter. I look forward to hearing from you at your earliest convenience.  I can be reached by telephone at 732-367-0129 x2168 or by email at jteichman@lightstonegroup.com.

Yours truly,

/s/ Joseph E. Teichman
Joseph E. Teichman
General Counsel